FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 9 DATED FEBRUARY 15, 2012

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011 and Supplement No. 8 dated January 20, 2012. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•	our foreclosure on a promissory note secured by a mortgage on a student housing property in Tampa, Florida; and

•	information regarding stock distributions recently declared.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of February 13, 2012, we had accepted aggregate gross offering proceeds of $90.6 million related to the sale of 9.1 million shares of stock, all of which were sold in the primary offering. As of February 13, 2012, approximately 65.9 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 shares of our common stock remain available for issuance under our distribution reinvestment plan.

Campus Club

On October 21, 2011, we, through a wholly owned subsidiary, purchased, at a discount, a non-performing promissory note (the “Note”) secured by a first priority mortgage on a student housing community known as the Campus Club Apartments (“Campus Club”). The contract purchase price for the Note was $8.3 million, excluding closing costs, and was funded with proceeds from this offering.

At the time of our acquisition of the Note, the borrower was in default. Upon acquisition of the Note, we contacted the borrower but were unsuccessful in any attempt to restructure the loan or negotiate a discounted payoff of the Note and therefore, we scheduled a foreclosure sale of the collateral, a 256-bed student housing community located in Tampa, Florida. On February 9, 2012, we were the successful bidder at the foreclosure sale of the property. Title to Campus Club will be transferred to us on or about February 20, 2012.

Campus Club is comprised of three buildings that contain a total of 64 four-bedroom suites and has an effective occupancy of 99%. Campus Club services the University of South Florida and offers tenants amenities including a fitness center, clubhouse, pool, tanning salon, business center, and game room.

Stock Distributions Declared

On February 10, 2012, our board of directors declared a stock distribution of 0.015 shares of our common stock, $0.01 par value per share, or 1.5% of each outstanding share of common stock to the stockholders of record at the close of business on March 31, 2012. Such stock distributions are to be paid on April 13, 2012.

We believe that the stock distribution should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” Common Stock should be computed by dividing the adjusted tax basis of the old Common Stock by the total number of shares, old and new. The holding period of the Common Stock received in such a non-taxable distribution is expected to begin on the date the taxpayer acquired the Common Stock which is the date that the distribution was made. Stockholders should consult their own tax advisors regarding the tax consequences of this stock distribution.